Transamerica Asset Management, Inc.
P.O. Box 9012
Clearwater, Florida 33758-9012
727-299-1800

October 30, 2012

VIA EDGAR CORRESPONDENCE

Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Ms. Rossotto:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-12-272287) with the Securities and Exchange Commission (the “Commission”) on June 15, 2012 relating to the addition of Transamerica Tactical Allocation and Transamerica Tactical Rotation, each a new series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on August 1, 2012.

The Staff noted that all comments to each fund’s summary section, as noted below, also apply to the disclosure with respect to the fund in the section entitled “More on Each Fund’s Strategies and Investments”, as well as “More on Risks of Investing in the Funds”, if applicable.

Below are the Staff’s comments on the Registration Statement and the Registrant’s responses thereto.

Prospectus Comments – General

1.	Fees and Expenses: Please reference the page number in the Statement of Additional Information (“SAI”) where further information about sales charge discounts may be located.

Response:    The Registrant notes that the Prospectus, like the prospectuses for the other series of the Registrant, discloses the section heading of the SAI where further information about sales charge discounts can be located. The Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

2.	Fee Table: Please add a space between the “Shareholder Fees” and the “Annual Fund Operating Expenses” to indicate that these are two separate tables.

Response:  As stated above, the Registrant wishes to keep the fee table presentation consistent with other current Transamerica Funds prospectuses. The Registrant will revisit this comment at the time of the annual update to its registration statement. Accordingly, no change has been made to the Prospectus at this time.

3.	Expense Example: Please remove the parenthetical “(unless otherwise indicated)” from the lead-in paragraph to the expense example.

Response:  The Registrant believes that the additional disclosure in the parenthetical provides useful information to a shareholder. In addition, the Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

October 30, 2012

4.	Tax Information: Please add the following at the end of the sentence in this section:

“, in which case your distributions will be taxed when withdrawn from the tax-deferred account.”

Response:  The Registrant will consider adding the proposed language the time of the annual update to its registration statement. In addition, the Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

Prospectus Comments –Transamerica Tactical Allocation

5.

Fee Table:  Please confirm that the acquired fund fees and expenses are correct and, if so, supplementally explain why they seem so low for a fund that invests exclusively in exchange-traded funds (“ETFs”).

Response:  The Registrant confirms that the acquired fund fees and expenses are correct based on the fund’s expected index-based ETF allocations.

9.	Principal Investment Strategies: Please clarify the types of ETFs in which the fund may invest.

Response:  The Registrant has made revisions consistent with the Staff’s comment.

10.	Principal Investment Strategies: Please note that high yield debt securities are commonly known as “junk bonds.”

Response:   The Registrant has removed the reference to high yield debt securities, as the fund will not employ this strategy in its principal investment strategies.

11.

Principal Investment Strategies:   Please clarify the types of fixed income securities in which the fixed income ETFs will invest and what percentage of the fund’s assets may be invested in high yield debt securities.

Response:  The Registrant has made revisions consistent with the Staff’s comment.

12.	Principal Investment Strategies: Please further explain the fund’s “tactical asset allocation strategy,” including whether the strategy will result in higher turnover.

Response:  The Registrant has made revisions consistent with the Staff’s comment.

13.	Principal Investment Strategies: Please explain what is meant by “the fund may be a significant shareholder in certain underlying ETFs.”

Response:  The Registrant believes the disclosure is sufficiently clear, and notes that the fund, as a significant shareholder, may be prevented from fully allocating assets to an ETF due to the limitations imposed by the Investment Company Act of 1940, as amended. It is also noted that this disclosure is consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

14.	Principal Risks: Please verify supplementally whether commodities, derivatives and leveraging risks occur at the fund level or the ETF level.

Response:    As noted in the principal strategies and risk sections for the fund, each underlying ETF has its own investment objective, principal investment strategies and investment risks. The fund is indirectly subject to the risks of each underlying ETF held. The Registrant believes the principal risks adequately aggregate the risks of the fund and the underlying ETFs.

15.	Principal Risks: In the strategy section, please specify the types of derivatives in which the fund may directly invest.

Response:    The fund will not directly invest in derivatives, but exposure to derivatives may be obtained through investments in underlying ETFs.

16.	Principal Risks: Please note what types of fixed income securities are subject to “Extension” risk.

Response:     The Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

October 30, 2012

17.	Principal Risks: Please expand the “Inverse Correlation” risk to further describe how this risk affects the fund.

Response:  This risk factor has been removed as the fund will not invest in inverse ETFs.

18.	Principal Risks: Please add “Inflation-Protected Securities” risk.

Response:  The Registrant has made revisions consistent with the Staff’s comment.

19.	Principal Risks: Please note what types of fixed income securities are subject to “Prepayment or Call” risk.

Response:    The Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

20.	Principal Risks: Please expand the “Underlying Exchange Traded Funds” risk to include disclosure about leveraged, inverse and inverse leveraged ETFs.

Response:  The fund will not invest in such ETFs, so no change has been made to the Prospectus at this time.

Prospectus Comments –Transamerica Tactical Rotation

21.	General: Please explain what the word “Rotation” means in the name of the fund.

Response:   The term “Rotation” refers to the ability of the fund to actively and tactically rotate (i.e., allocate) positions in ETFs which invest in various asset classes in response to changing economic fundamentals and an analysis of various economic indicators.

22.	Fee Table: Please confirm that the acquired fund fees and expenses are correct and, if so, supplementally explain why they seem so low for a fund that invests exclusively in exchange-traded funds.

Response:  The Registrant confirms that the acquired fund fees and expenses are correct based on the fund’s expected index-based ETF allocations.

23.	Principal Investment Strategies: Please clarify the types of ETFs in which the fund may invest.

Response:   The Registrant has made revisions consistent with the Staff’s comment.

24.	Principal Investment Strategies: Please clarify the fund’s expected exposures to U.S. and international equities.

Response:  Response:  The Registrant has made revisions consistent with the Staff’s comment.

25.	Principal Investment Strategies: Please further explain the fund’s “tactical asset allocation strategy,” including whether the strategy will result in higher turnover.

Response:  Response:  The Registrant has made revisions consistent with the Staff’s comment.

26.	Principal Risks: Please review the Principal Investment Strategies section to ensure that “Emerging Markets” and “Frontier Markets” risks are applicable for this fund.

Response:    The Registrant confirms that the “Emerging Markets” and “Frontier Markets” risks apply to the fund, and the Principal Investment Strategies section has been revised to reflect the fund’s ability to invest in such markets.

27.	Principal Risks: Please add “Small- and Medium Capitalization Companies” and “Exchange Traded Notes” risks.

Response:   The Registrant has added “Small- and Medium Capitalization Companies.” The fund will not invest in exchange traded notes (“ETNs”).

October 30, 2012

Prospectus Comments – General

28.	More on Risks of Investing in the Funds: Please revise the risk disclosure in this section to be more specific to each fund.

Response:    The Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

29.	More on Risks of Investing in the Funds: Please revise the language in the “Conflicts of Interest” risk to specify which affiliated underlying funds the disclosure is referencing.

Response:  The Registrant notes that this stand-alone prospectus will subsequently roll into a larger full prospectus, which, at that time, will clearly identify such underlying funds. In addition, the Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

30.	More on Risks of Investing in the Funds: Please revise the second sentence in the “Conflicts of Interest” risk to read as follows:

TAM will receive more revenue to the extent it selects to invest the assets of a fund of fund that it advises in an affiliated fund rather than an unaffiliated fund.

Response:  The Registrant believes the disclosure is sufficiently clear and also wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time

31.

More on Risks of Investing in the Fund:    Please consider revising the “Foreign Securities” risk to remove the definitions of American Depositary Receipts, Global Depositary Receipts and European Depositary Receipts since the definitions have been previously disclosed.

Response:     The Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

32.	Shareholder Information: Please update the “Investment Adviser” section to explain how, pursuant to the Order, shareholders are notified of a new sub-adviser.

Response:  The Registrant believes the disclosure provides sufficient information and is consistent with the level of information provided in other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

33.

Choosing a Share Class:  Pursuant to the requirements of Form N1-A, please remove the disclosure regarding Class A share quantity purchase discount from the footnote and include the language in the text above the chart.

Response:    The Registrant will consider revising this section at the time of the annual update to its registration statement. In addition, the Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

34.	How NAV is Calculated: Please update the disclosure to reference ETNs as well as ETFs.

Response:   The funds will not invest in ETNs, so no changes have been made to the Prospectus at this time.

SAI Comments – General

35.

Fundamental Policies:  Please expand the disclosure to include what the fund can do as permitted by the 1940 Act. Also, please revise the narrative disclosure in the SAI with respect to each fund’s fundamental policy on concentration.

Response:  The Registrant has made revisions consistent with the Staff’s comment.

36.	Exchange-Traded Notes: Please include this section in the Item 9 disclosure for Transamerica Tactical Allocation and Transamerica Tactical Rotation.

Response:  The funds will not invest in ETNs, so no changes have been made to the Prospectus at this time.

October 30, 2012

37.

Disclosure of Portfolio Holdings:    Please ensure compliance with Form N-1A, Item 16(f) relating to conflicts between the interests of fund shareholders and the fund’s investment adviser, principal underwriter or their affiliated persons.

Response:    The Registrant notes that it previously made revisions to the disclosure consistent with the Staff’s comment in response to a prior comment from the Staff.

38.	Advisory Fees: Please confirm that the new fund fees are shown in the fee table in the prospectus without any waivers and/or reimbursements.

Response:    The Registrant so confirms.

39.	General Comment: Please confirm that the SAI includes a statement that shares are continuously offered.

Response:     The Registrant so confirms.

40.	Board Members and Officers: Please ensure that the description of the leadership structure is appropriate give the specific characteristics of the funds and the recent resignation of the funds’ CEO.

Response:    The Registrant has made revisions consistent with the Staff’s comment.

41.	Board Members and Officers: Pursuant to Item 17(e) of Form N-1A, please ensure that the section relating to the Codes of Ethics adequately conveys whether certain personnel may invest in securities.

Response:   The Registrant has made revisions consistent with the Staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan

Timothy J. Bresnahan

Vice President and Senior Counsel

Transamerica Asset Management, Inc.